January 15, 2025

Via EDGAR

Mr. Patrick Fullem/Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Micropolis Holding Company (the “Company”)
Amendment No. 5 to Registration Statement on Form F-1
Filed January 10, 2025
File No. 333-276231

Dear Mr. Fullem/ Ms. Purnell

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 14, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1. Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Registration Statement on Form F-1 filed January 10, 2025

General

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2024.

Response: We respectfully advise the Staff that we have updated page 93 in the Compensation section to include the fiscal year ended December 31, 2024.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial:	+852.3923.1188
Email:	lvenick@loeb.com